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Securities and Exchange Comm
Trading and Markets

MAY 29 2019

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SEC FILE NUMBER
8-36305

FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/18 (MM/DD/YY) AND ENDING 03/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LEMLEY, YARLING & CO.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15624 LEMLEY DRIVE
(No. and Street)

SOLDIERS GROVE	WISCONSIN	54655
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RALPH J. LEMLEY, PRESIDENT — 312-925-5248
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RYAN & JURASKA, LLP
(Name – *if individual, state last, first, middle name*)

141 W. JACKSON BLVD, STE 2250	CHICAGO	ILLINOIS	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, RALPH J. LEMLEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LEMLEY, YARLING & CO., as of MARCH 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

ASHLEY D. KUHN
Notary Public
State of Wisconsin

Signature

Title

State of Wisconsin County of Crawford
Signed before me, a Notary Public for the said State
by Ashley D Kuhn on
this 17th day of May, 2019
Notary Public Ashley D. Kuhn
My commission expires: 5-15-2023

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

R&J

RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Lemley, Yarling & Co.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Lemley, Yarling & Co. (the Company) as of March 31, 2019, the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, and the related notes and supplemental schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Lemley, Yarling & Co. as of March 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Lemley, Yarling & Co.'s management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Lemley, Yarling & Co. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as Lemley, Yarling & Co.'s auditor since 2007.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Supplemental Schedules (the supplemental information) have been subjected to audit procedures performed in conjunction with the audit of Lemley, Yarling & Co.'s financial statements. The supplemental information is the responsibility of Lemley, Yarling & Co.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ryan & Juraska LLP

Chicago, Illinois
May 15, 2019

LEMLEY, YARLING & CO.

Statement of Financial Condition

March 31, 2019

Assets		
Cash and cash equivalents	$	50,000
Receivable from broker-dealer		46,117
	$	96,117
Liabilities and Shareholder's Equity		
Liabilities		
Payable to broker-dealer	$	25,546
Salary, telephone, professional fees and other expenses payable		17,048
Income taxes payable		782
		43,376
Shareholder's Equity		
Common stock, no par value; 50,000 shares authorized, 1,000 issued and outstanding		25,000
Retained earnings		27,741
		52,741
	$	96,117

See accompanying notes.

LEMLEY, YARLING & CO.

Statement of Operations

Year ended March 31, 2019

Revenues	
Commissions	$ 435,056
Interest	1,034
	436,090
Expenses	
Clearing fees	278,564
Professional fees	32,936
Rent	12,000
Salaries, payroll taxes and employee benefits	26,400
Telephone and technology	7,049
Licenses and fees	4,030
Office expense	4,687
Depreciation	1,997
Insurance	821
	368,484
Income before income taxes	67,606
Provision for income taxes	18,470
Net Income	$ 49,136

See accompanying notes.

LEMLEY, YARLING & CO.

Statement of Changes in Shareholder's Equity

Year ended March 31, 2019

	Common Stock	Retained Earnings	Total
Balance, April 1, 2018	$ 25,000	$ 24,924	$ 49,924
Dividends paid	-	(46,319)	(46,319)
Net income	-	49,136	49,136
Balance, March 31, 2019	$ 25,000	$ 27,741	$ 52,741

See accompanying notes.

LEMLEY, YARLING & CO.

Statement of Cash Flows

Year ended March 31, 2019

Cash flows from operating activities	
Net income	$ 49,136
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) in operating assets:	
Receivable from broker-dealer	(10,222)
Increase (decrease) in operating liabilities:	
Payable to broker-dealer	4,601
Salary, telephone, professional fees and other expenses payable	2,233
Income taxes payable	571
Net cash provided by operating activities	46,319
Cash flows from financing activities	
Dividends paid	(46,319)
Net cash used in financing activities	(46,319)
Net increase (decrease) in cash	-
Cash and cash equivalents, beginning of year	50,000
Cash and cash equivalents, end of year	$ 50,000

See accompanying notes.

1. Organization and Business

Lemley, Yarling & Co. (the "Company") is an Illinois corporation that is a wholly owned subsidiary of Lemley, Yarling Management Co. (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company provides brokerage services to retail customers and clears all customer transactions through a broker on a fully disclosed basis.

2. Summary of Significant Accounting Policies

Revenue Recognition
The Company recognizes revenue in accordance with the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 606, *Revenue from Contracts with Customers* ("ASC 606"), effective April 1, 2018. There were no material changes in revenue recognition policies and no material impact on the Company's financial statements as a result of the new accounting standard.

Commission revenue and related expenses on equity securities are recorded as earned on an accrual basis.

Income Taxes
The Company has adopted FASB ASC topic 740, which provides guidance regarding how uncertain income tax positions should be recognized, measured, presented, and disclosed in the financial statements. FASB ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken on a tax return. FASB ASC 740 also provides guidance on de-recognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

As of March 31, 2019, the Company's unrecognized tax benefits were not significant. There were no significant penalties or interest recognized during the year or accrued at year-end. The Company files income tax returns in the U.S. Federal and various state jurisdictions at the consolidated level. With few exceptions, the Company is no longer subject to U.S. Federal or state income tax examinations by tax authorities for years prior to 2015.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determined that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

3. Related Party Transactions

The Company has entered into an expense sharing agreement with its Parent. For the year ending March 31, 2019, the Company recorded salary, telephone, professional fees and other expenses totaling $89,920 related to the expense sharing agreement. At March 31, 2019, the Company had a payable to its Parent for salary, telephone, professional fees and other expenses totaling $17,048.

The Company also reimburses its Parent for the Company's share of income taxes. For the year ending March 31, 2019, the Company recorded provision for income taxes totaling $18,470 related to the income tax reimbursements. At March 31, 2019, the Company had income taxes payable to its Parent totaling $782.

4. Receivable from and Payable to Broker-Dealer

The Company has entered into an agreement with RBC Correspondent Services ("RBC"), whereby the Company transacts, on a fully disclosed basis, all customer business through RBC. The Company has guaranteed payment for securities purchased and delivery of securities sold pursuant to this agreement. As part of this agreement, the Company is required to maintain $50,000 on deposit with the broker-dealer, which is classified as cash and cash equivalents on the statement of financial condition.

At March 31, 2019, the Company had a receivable from RBC totaling $46,117, which represents cash, commissions, and trade errors receivable from RBC. At March 31, 2019, the Company had a payable to RBC totaling $25,546, which represents clearing costs not yet paid.

5. Fair Value Disclosure

In accordance with U.S. generally accepted accounting principles ("U.S. GAAP"), fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level1 Inputs – Valuation is based on quoted prices in active markets for identical assets or liabilities at the reporting date.

Level 2 Inputs – Valuation is based on other than quoted prices included in Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly.

Level 3 Inputs – Valuation is based on unobservable inputs for the valuation of the asset or liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation.

The availability of valuation techniques and observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, the type of investment, whether the investment is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

At March 31, 2019, the Company held no Level 1, Level 2 or Level 3 investments.

6. Guarantees

Accounting Standards Codification Topic 460 ("ASC 460"), Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others (see Note 8).

7. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $5,000 or 6 and 2/3% of "aggregate indebtedness", as defined. At March 31, 2019, the Company had net capital and net capital requirements of $52,741 and $5,000, respectively.

8. Off-Balance Sheet Risk

Customer transactions are introduced to and cleared through the Company's broker on a fully disclosed basis. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines and, pursuant to such guidelines, customers may be required to deposit additional collateral, or reduce positions, where necessary.

9. Concentration of Credit Risk

U.S. GAAP requires disclosure of any significant off-balance-sheet-risk, or concentrations of credit risk. The Company currently maintains its cash and cash equivalent balance of $50,000 with one major national financial institution. In addition, the Company has a receivable of $46,117 from the same financial institution. Management does not consider this risk to be significant.

10. Subsequent Events

The Company's management has evaluated events and transactions through May 15, 2019, the date the financial statements were available to be issued, noting no material events requiring disclosure in the Company's financial statements.

SUPPLEMENTAL SCHEDULES

LEMLEY, YARLING & CO.

Computation of Net Capital for Broker and Dealers pursuant to Rule 15c3-1

March 31, 2019

Computation of net capital		
Total stockholder's equity		$ 52,741
Deductions and /or charges:		
Nonallowable assets:		
Other assets	$ —	—
Net capital before haircuts on securities positions		52,741
Haircuts on securities:		
Trading and investment securities:		
Other securities	$ —	—
Net capital		$ 52,741
Computation of basic capital requirement		
Minimum net capital required (greater of $5,000 or 6 ⅔% of aggregate indebtedness)		5,000
Net capital in excess of net capital requirement		$ 47,741
Computation of aggregate indebtedness		
Aggregate indebtedness		$ 43,376
Ratio of aggregate indebtedness to net capital		82.24%

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part IIA filing as of March 31, 2019.

LEMLEY, YARLING & CO.

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

March 31, 2019

The Company did not handle any customer cash or securities for the year ended March 31, 2019, and does not have any customer accounts.

LEMLEY, YARLING & CO.

Computation for Determination of PAIB Reserve Requirements Pursuant to Rule 15c3-3

March 31, 2019

The Company did not handle any proprietary accounts of introducing brokers for the year ended March 31, 2019, and does not have any PAIB accounts.

LEMLEY, YARLING & CO.

Computation Relating to the Possession or Control Requirements Under Rule 15c3-3

March 31, 2019

The Company did not handle any customer cash or securities for the year ended March 31, 2019, and does not have any customer accounts.

RYAN & JURASKA LLP
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Lemley, Yarling & Co.

We have reviewed management's statements, included in the accompanying Lemley, Yarling & Co. Exemption Report, in which (1) Lemley, Yarling & Co. (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year ending March 31, 2019 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, therefore, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ryan & Juraska LLP

Chicago, Illinois
May 15, 2019

Lemley, Yarling & Co.
15624 Lemley Drive
Soldiers Grove, WI 54655
608-624-5777

Exemption Report

Lemley, Yarling & Co. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii); and

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year ending March 31, 2019 without exception.

I, Ralph J. Lemley, swear (or affirm) that to best of my knowledge and belief, this Exemption Report is true and correct.

By:

Ralph J. Lemley
President

May 15, 2019